777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com

September 26, 2024
Via EDGAR System
Christina DiAngelo Fettig
Senior Staff Accountant
David P. Mathew
Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington, D.C.  20549
Re:	Perritt Funds, Inc. (File Nos. 333-281786 and 811-21556)
Registration Statement on Form N‑14, as filed on August 26, 2024
Ladies and Gentlemen:
On behalf of our client, Perritt Funds, Inc. (the “Registrant”), set forth below is the Registrant’s response, on behalf of each of its series (each a “Fund” or, collectively, the “Funds”), to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission on the Registration Statement referenced above.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Registrant’s responses (in regular type).  Accompanying this letter is a redline showing the changes made to the registration statement.
Defined terms used herein that are not otherwise defined shall have the meaning assigned to them in the Registration Statement.  If the Staff would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
1.	The filing states that the Adviser will pay for the expenses of the Acquisition. Please confirm that this is true regardless of whether the reorganization is completed.
Response:  The Adviser will pay regardless of whether the reorganization is completed.  The revised disclosure is below:
“The expenses of the Acquisition will be borne by the Adviser regardless of whether the Acquisition is consummated.”
2.	Please ensure that all incorporated documents are hyperlinked in the filing.
Response:  The Adviser will ensure that all incorporated documents are hyperlinked in the filing.
3.
Confirm that the Acquisition does not require shareholder approval in accordance with Rule 17a-8 of the Investment Company Act, and confirm that all conditions of Rule 17a-8 will be satisfied upon closing.  And please describe the basis in state law and governing documents that shareholder approval is not required.

Response:  We confirm that no shareholder vote is required by Rule 17a-8 under the Investment Company Act because (1) the Funds have virtually identical investment advisory contracts; (2) the Funds have the same disinterested directors; (3) no policy of the Ultra MicroCap Fund that under Section 13 of Investment Company Act could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of the MicroCap Opportunities Fund; and (4) neither of the Funds pays any distribution fees.  All conditions of Rule 17a-8 will be satisfied upon closing of the Acquisition.
The company is a Maryland corporation, and, under Maryland law, no shareholder vote is required in connection with the reorganization.  The Maryland General Corporation Law, specifically Section 3-104(a)(5), states that “the approval of the stockholders and articles of transfer . . . are not required for any . . . [t]ransfer of assets by a corporation registered as an open-end investment company under the Investment Company Act of 1940.”  The company’s Articles of Incorporation and Bylaws do not contain provisions that require shareholder approval for the Acquisition.
4.
If there will be repositioning in connection with the Acquisition, before or after, please disclose the percentage of the Ultra MicroCap Fund’s portfolio to be sold along with an estimate of the cost of such sales in dollars and basis points, and also disclose an estimate of the capital gains distribution resulting from such sales in dollars and per share.  Provide this disclosure in the Prospectus and Statement of Additional Information.  In some parts of the disclosure it suggests that there will be no repositioning, but suggests the opposite in other parts.  Please reconcile the disclosure.  Also, please disclose that there are not capital loss carryforwards as of the most recent fiscal year end.

Response:  There will be some repositioning of the Ultra MicroCap Fund’s portfolio prior to the Acquisition to address some tax considerations, but after the Acquisition is completed the MicroCap Opportunities Fund will hold the assets of the Ultra MicroCap Fund that it acquires until the MicroCap Opportunities Fund rebalances its portfolio in the ordinary course, pursuant to its customary procedures.  The Fund has revised the disclosure as requested, see below (also see the attached redline):
“Prior to the closing of the Reorganization, the Ultra MicroCap Fund and the MicroCap Opportunities Fund will declare a distribution to their shareholders which, together with all previous distributions, will have the effect of distributing to such shareholders all of the Funds’ undistributed net taxable income and gain, which will include gain recognized by the Ultra MicroCap Fund in connection with rebalancing that occurs prior to the Reorganization.  It is estimated that around 16% of the assets of the Ultra MicroCap Fund will be sold as a result of such rebalancing, at a cost of approximately $9,000 or 0.10% of the assets of the Ultra MicroCap Fund. There is no resulting capital gains distribution directly related to such sales. Following the Acquisition, the MicroCap Opportunities Fund will hold the assets of the Ultra MicroCap Fund that it acquires until the MicroCap Opportunities Fund rebalances its portfolio in the ordinary course, pursuant to its customary procedures.”
5.
Please revise the discussion regarding the expense ratio reduction for the Ultra MicroCap Fund to accurately reflect the percentage reduction, which was understated in the filing, and indicate that this is the expected reduction.  Please confirm that the expense information in the fee tables reflects the current fees.

Response:  The Funds have revised the disclosure as requested, see below:
“As the table indicates, after the Reorganization the expense ratio is expected to be reduced for the Ultra MicroCap Fund by approximately 1.41%. The expense information in the fee tables herein reflects the current fees of the Funds.”
6.
Please revise the disclosure regarding the reasons for the Reorganization to add context regarding the business and commercial context for approving the Reorganization, and to briefly describe any alternatives considered by the Directors.  Please supplementally describe any additional agreements or understandings between the Funds and the Adviser that are not reflected in the Plan.  Also, please revise the factors considered by the Directors to indicate what conclusions the Directors reached regarding each factor in making their determination.

Response:  The Funds have revised the disclosure as requested, please see below.  The Funds do not have any additional agreements or understandings with the Adviser that are not reflected in the Plan.
“The Adviser recommended that the Directors approve the proposed Plan and Reorganization. In discussing this recommendation with the Directors, the Adviser noted that the total assets of the Ultra MicroCap Fund had decreased significantly with a correspondent significant increase in the total annual operating expenses of the Fund. This combined with underperformance compared to the Ultra MicroCap Fund’s benchmarks has made it difficult to grow the assets of the Fund, with the prospect that this will continue for the foreseeable future.
In light of the above factors, the Directors discussed alternatives for the Ultra MicroCap Fund, including staying the course, selling the Ultra MicroCap Fund, and liquidating the Ultra MicroCap Fund. After assessing each of these alternatives, the Directors concluded that they did not believe any of the alternatives would provide the Ultra MicroCap Fund and its shareholders a better outcome than the Reorganization. In making this determination, the Directors considered the factors discussed below from the point of view of the interests of the Ultra MicroCap Fund and its shareholders.  After careful consideration, the Directors (including all Directors who are not “interested persons” of the Funds, the Adviser or its affiliates) determined that the Reorganization would be in the best interests of the Ultra MicroCap Fund and that the interests of existing shareholders of the Funds would not be diluted as a result of the Reorganization.  The Directors have unanimously approved the Plan and the Reorganization.
The Directors considered, among other things:
•
The Adviser discussed with the Directors that it believes that the Reorganization would benefit the Ultra MicroCap Fund and its shareholders by resulting in a lower expense ratio. The Directors concluded that a significantly lower expense ratio would benefit the shareholders of the Ultra MicroCap Fund.

•
Potential shareholder benefits, including the fact that the pro forma total expense ratio of the combined Fund is expected to be significantly lower than the current expense ratio of the Ultra MicroCap Fund. The Directors reviewed the estimated pro forma expense ratio, concluding that it is expected to would significantly lower expenses for the shareholders of the Ultra MicroCap Fund.

•
The current asset level of the Ultra MicroCap Fund and the combined pro forma asset level of the combined Fund. The Directors concluded that the significantly low level of assets in the Ultra MicroCap Fund negatively impacts the total annual operating expenses of the Fund, to the detriment of the Fund’s shareholders. By combining with the MicroCap Opportunities Fund, it is expected that the Ultra MicroCap Fund’s shareholders will experience a significant decrease in total annual operating expenses, with both Funds benefitting from higher asset levels and lower annual operating expenses.

•
The historical performance of the Funds. Both Funds have had positive performance, but the performance of the MicroCap Opportunities Fund has generally been better than that of the Ultra MicroCap Fund’s performance over the reported periods. And the Directors concluded that the Ultra MicroCap Fund’s shareholders are expected to benefit from both significantly lower expenses and the potential for improved performance.

•
The investment objective and principal investment strategies of the Funds. The Directors concluded that the Funds have similar investment objectives and principal investment strategies, and that the Reorganization will provide the Ultra MicroCap Fund’s shareholders with a similar investment opportunity that has a lower expense ratio.

•
The form of the Plan and the terms and conditions of the Reorganization. The Directors concluded that the terms and conditions of the Reorganization are fair and reasonable for both of the Funds, noting that the Adviser will bear the costs of the Reorganization, which is beneficial for both of the Funds.

•
The fact that the Funds have the same advisory contract terms, while the MicroCap Opportunities Fund pays a lower investment advisory fee. The Directors concluded that is beneficial for the Ultra MicroCap Fund’s shareholders to be in an investment with a lower investment advisory fee, noting that there are no other material differences between the advisory contracts.

•
Whether the Reorganization would result in the dilution of shareholders’ interests. The Directors concluded that the Reorganization is not expected to result in the dilution of shareholders’ interests, ensuring that the shareholders of the Ultra MicroCap Fund are protected.

•
The fact that no changes in service providers would result from the Reorganization. The Directors noted that the Funds have the same service providers, and the shareholders of the Ultra MicroCap Fund will not experience any decrease in the performance level of the service providers as a result of the Reorganization.

•
The benefits of the Reorganization to the Adviser, which will benefit from the elimination of separate monitoring and administration of the Ultra MicroCap Fund. The Directors concluded that it would be beneficial for the Adviser to be able to concentrate solely on the growth of the MicroCap Opportunities Fund, which is expected to have better near-term and long-term prospects for growth.

•
The fact that the MicroCap Opportunities Fund will assume all the liabilities, expenses and obligations of the Ultra MicroCap Fund. The Directors concluded that no liabilities, expenses or obligations of the Ultra MicroCap Fund would be imposed on the shareholders of the Fund.

•
The expected federal income tax consequences of the Reorganization. The Directors concluded that it was beneficial to the shareholders of the Ultra MicroCap Fund that could be placed in an investment with lower expenses and better long-term performance without negative federal income tax consequences. Namely, it is expected that shareholders generally will not recognize any gain or loss on the exchange of Ultra MicroCap Fund shares for MicroCap Opportunities Fund shares for federal income tax purposes as a result of the Reorganization.

•
The expenses of the Reorganization, and the fact that these would be borne by the Adviser. The Directors concluded that the fact that the Adviser will bear the costs of the Reorganization is beneficial for both of the Funds.”

7.	It is not clear how the Adviser is contractually obligated to pay the expenses of the Reorganization.
Response:  The Adviser was inadvertently left off the Plan as a signatory for purposes of paying the expenses of the Reorganization.  This has been corrected.
8.	Confirm supplementally that there has been no material change to the information in the capitalization table.
Response:  There has been no material change to the information in the capitalization table.
9.	The “Net Asset Value” disclosure and the “Share Prices of the Funds” disclosure appear to have repetitive disclosure. Please clarify.
Response:  The Funds have revised the disclosure to eliminate the repetitive disclosure.  See attached redline.
10.	Please revise the disclosure to clarify the redemption fee for the Ultra MicroCap Fund.
Response:  The Funds have revised the disclosure as requested.  See attached redline.
11.
The performance for the Ultra MicroCap Fund references a predecessor fund.  Please clarify.  Also, please revise the disclosure to add in the performance of both Funds as of the end of the most recent quarter.

Response:  The Funds have revised the disclosure as requested.  See attached redline.

12.	Please provide the Item 15 disclosure in Part C to the registration statement.
Response:  The Funds have revised the disclosure as requested.  See attached redline.

Sincerely,

/s/ Peter D. Fetzer
Peter D. Fetzer
Enclosures